EXHIBIT 97
QUALCOMM INCORPORATED
INCENTIVE COMPENSATION REPAYMENT POLICY

(Effective October 2, 2023)
1.     INTRODUCTION
QUALCOMM Incorporated (the “Company”) is adopting this Incentive Compensation Repayment Policy (this “Policy”) to provide for the Company’s criteria and process for recovering certain Incentive Compensation (as defined below) erroneously awarded to or earned or received by Affected Officers (as defined below) under certain circumstances. This Policy is adopted effective as of the date set forth above (the “Effective Date”). As of the Effective Date, this Policy is the successor to and restates the Company’s Incentive Compensation Repayment Policy that was adopted effective September 23, 2020.
This Policy is administered by the HR and Compensation Committee (the “Committee”) of the Company’s Board of Directors (the “Board”). The Committee shall have full and final authority to make any and all determinations required under this Policy. Any determination by the Committee with respect to this Policy shall be final, conclusive and binding on all parties. The Committee may amend or terminate this Policy at any time.
This Policy is intended to comply with Section 10D of the Securities and Exchange Act of 1934, as amended (the “Exchange Act”), Rule 10D-1 thereunder, and the applicable rules of the Nasdaq Stock Market, including Rule 5608, or any other national securities exchange on which the Company’s securities are then listed (the “Exchange”) and will be interpreted and administered consistent with that intent.
2.     EFFECTIVE DATE
This Policy shall apply to all Incentive Compensation received by an Affected Officer on or after the Effective Date to the extent permitted or required by applicable law or the rules of the Exchange.
3.     DEFINITIONS
For purposes of this Policy, the following terms shall have the meanings set forth below:
“Affected Officer” means any current or former “officer” as defined in Exchange Act Rule 16a-1 and includes the Company’s president, principal financial officer, principal accounting officer (or if there is no such accounting officer, the controller), any vice-president of the Company in charge of a principal business unit, division, or function (such as sales, administration, or finance), any other officer who performs a (significant) policy-making function, or any other person who performs similar policymaking functions for the Company. The Board makes a determination, at least annually, of the individuals who are the Company’s “officers” as defined in Exchange Act Rule 16a-1.
“Erroneously Awarded Compensation” means the amount of Incentive Compensation received that exceeds the amount of Incentive Compensation that otherwise would have been received had it been determined based on the Restatement, computed without regard to any taxes paid. In the case of Incentive Compensation based on stock price or total shareholder return, where the amount of Erroneously Awarded Compensation is not subject to mathematical recalculation directly from the information in the Restatement, the amount shall reflect a reasonable estimate of the effect of the Restatement on the stock price or total shareholder return upon which the Incentive Compensation was received, as determined by the Committee in its sole discretion. The Company shall maintain documentation of the determination of such reasonable estimate and provide such documentation to the Exchange as required by such Exchange.
“Financial Reporting Measure” means any measure that is determined and presented in accordance with the accounting principles used in preparing the Company’s financial statements, and any measures that are derived wholly or in part from such measures, whether or not such measure is presented within the financial statements or included in a filing with the Securities and Exchange Commission (“SEC”). Stock price and total shareholder return are also Financial Reporting Measures.
“Incentive Compensation” means any compensation that is awarded, earned or vested based in whole or in part on the attainment of a Financial Reporting Measure. For purposes of clarity, base salaries, bonuses or equity awards paid solely upon satisfying one or more subjective standards, strategic or operational measures, or continued employment are not considered Incentive Compensation, unless such awards were granted, paid or vested based in part on a Financial Reporting Measure.
“Restatement” means an accounting restatement due to the material noncompliance of the Company with any financial reporting requirement under the securities laws, including any required accounting restatement to correct an error in previously issued financial statements that is material to the previously issued financial statements (i.e., a “Big R” restatement), or that would result in a material misstatement if the error was corrected in the current period or left uncorrected in the current period (i.e., a “little r” restatement).
4.    RECOVERY
If the Company is required to prepare a Restatement, the Company shall seek to recover and claw back reasonably promptly all Erroneously Awarded Compensation that is received by an Affected Officer:
(i)on and after the Effective Date;
(ii)after beginning service as an Affected Officer;
(iii)who served as an Affected Officer at any time during the performance period for that Incentive Compensation;
(iv)while the Company has a class of securities listed on the Exchange; and
(v)during the three completed fiscal years immediately preceding the date on which the Company was required to prepare the Restatement (including any transition period within or immediately following those years that results from a change in the Company’s fiscal year, provided that a transition period of nine to 12 months will be deemed to be a completed fiscal year).
For purposes of this Policy:
•Erroneously Awarded Compensation is deemed to be received in the Company’s fiscal year during which the Financial Reporting Measure specified in the Incentive Compensation is attained, even if the payment or grant of the Incentive Compensation occurs after the end of that period; and
•the date the Company is required to prepare a Restatement is the earlier of (x) the date the Board, the Committee or any officer of the Company authorized to take such action concludes, or reasonably should have concluded, that the Company is required to prepare the Restatement, or (y) the date a court, regulator, or other legally authorized body directs the Company to prepare the Restatement.
For purposes of clarity, in no event shall the Company be required to award any Affected Officers an additional payment or other compensation if the Restatement would have resulted in the grant, payment or vesting of Incentive Compensation that is greater than the Incentive Compensation actually received by the Affected Officer. The recovery of Erroneously Awarded Compensation is not dependent on if or when the Restatement is filed.
To the extent required by applicable law or the rules of the Exchange any profits realized from the sale of securities of the Company are subject to recoupment under this Policy.
5.    SOURCES OF RECOUPMENT
In seeking recoupment of Erroneously Awarded Compensation under this Policy, to the extent permitted by applicable law, the Committee may, in its discretion, seek recoupment from the Affected Officer(s) from any of the following sources: (i) prior Incentive Compensation payments; (ii) future payments of Incentive Compensation; (iii) cancellation of outstanding Incentive Compensation; and (iv) direct repayment. To the extent permitted by applicable law, the Company may offset such amount against any compensation or other amounts owed by the Company to the Affected Officer.
To the extent that an Affected Officer fails to repay all Erroneously Awarded Compensation to the Company when due, the Company shall, or shall cause one or more of its subsidiaries to, take all actions reasonable and appropriate to recover such Erroneously Awarded Compensation from the Affected Officer; provided that the Affected Officer shall be required to reimburse the Company and its subsidiaries for any and all expenses reasonably incurred (including legal fees) by the Company or any of its subsidiaries in recovering such Erroneously Awarded Compensation.
6.    LIMITED EXCEPTIONS TO RECOVERY
Notwithstanding the foregoing, the Committee, in its discretion, may choose to forgo recovery of Erroneously Awarded Compensation under the following circumstances, provided that the Committee (or a majority of the independent members of the Board) has made a determination that recovery would be impracticable because:
(i)    The direct expense paid to a third party to assist in enforcing this Policy would exceed the recoverable amounts; provided that the Company has made a reasonable attempt to recover such Erroneously Awarded Compensation, has documented such attempt and has (to the extent required) provided that documentation to the Exchange;
(ii)    Recovery would violate home country law where the law was adopted prior to November 28, 2022, and the Company provides an opinion of home country counsel to that effect to the Exchange that is acceptable to the Exchange; or
(iii)    Recovery would likely cause an otherwise tax-qualified retirement plan, under which benefits are broadly available to employees of the Company, to fail to meet the requirements of the Internal Revenue Code of 1986, as amended.
7.    INDEMNIFICATION AND INSURANCE
Neither the Company nor any of its subsidiaries is permitted to indemnify or reimburse any Affected Officer against the recovery of Erroneously Awarded Compensation. In addition, the Company and its subsidiaries are prohibited from paying the premiums on an insurance policy that would cover an Affected Officer’s potential clawback obligations, or entering into any agreement that exempts any Incentive Compensation from this Policy or that waives the Company or any of its subsidiary’s rights to recover Erroneously Awarded Compensation in accordance with this Policy, and this Policy shall supersede any such agreement.
8.    SEVERABILITY
If any provision of this Policy or the application of any such provision to any Affected Officer shall be adjudicated to be invalid, illegal or unenforceable in any respect, such invalidity, illegality or unenforceability shall not affect any other provisions of this Policy, and the invalid, illegal or unenforceable provisions shall be deemed amended to the minimum extent necessary to render any such provision or application enforceable.
9.    NO IMPAIRMENT OF OTHER REMEDIES
This Policy does not preclude the Company from taking any other action to enforce an Affected Officer’s obligations to the Company or limit any other remedies that the Company may have available to it and any other actions that the Company may take, including termination of employment, institution of civil proceedings, or reporting of any misconduct to appropriate government authorities. The Company will comply with the disclosure, documentation and records requirements related to this Policy under Section 10D of the Exchange Act, applicable listing rules of the Exchange and applicable SEC filings. This Policy is in addition to the requirements of Section 304 of the Sarbanes-Oxley Act of 2002 that are applicable to the Company’s Chief Executive Officer and Chief Financial Officer. Any right of recoupment under this Policy is in addition to, and not in lieu of, any other remedies or rights of recoupment that may be available to the Company and any of its subsidiaries under applicable law, regulation or rule or pursuant to the terms of any similar policy in any employment agreement, offer letter, compensation plan, equity award agreement, or similar agreement, and any other legal remedies available to the Company or any of its subsidiaries. The Committee may require that any employment agreement, offer letter, compensation plan, equity award agreement, or any other agreement entered into on or after the Effective Date shall, as a condition to the grant of any benefit thereunder, require an Affected Officer to agree to abide by the terms of this Policy.

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